                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)



NAME OF ISSUER:                              HERITAGE BANCORP, INC.


TITLE OF CLASS
  OF SECURITIES:                             Common Stock, Par Value
                                             $5.00 per share


CUSIP NUMBER:                                603240102



Check the following box if a fee is being paid with this statement:  [_]





THE FILING OF THIS AMENDMENT NO. 4 TO SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HERITAGE BANCORP, INC., OR ITS WHOLLY-OWNED SUBSIDIARIES AND AFFILIATES, INCLUDING HERITAGE NATIONAL BANK, ARE, FOR THE PURPOSES OF SECTION13(d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNERS OF ANY SECURITIES COVERED BY THIS AMENDMENT NO. 4 TO SCHEDULE 13G.

CUSIP NO. 603240102                                            Page 2 of 5 Pages
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons               HERITAGE NATIONAL BANK,
     SS or IRS Identification Nos.            as fiduciary
     of Above Persons                         IRS No. 23-0881822
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box                (a) _______________________
     if a Member of a Group
     (See Instructions)                       (b) _______________________
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place                     Pennsylvania
     of Organization
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting
Beneficially             Power                                           146,768
Owned by Each       ------------------------------------------------------------
Reporting Person
With                (6)  Shared Voting
                         Power                                            26,167
                    ------------------------------------------------------------

                    (7)  Sole Dispositive
                         Power                                           146,768
                    ------------------------------------------------------------

                    (8)  Shared Dispositive
                         Power                                            26,167
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     172,935*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------

(11) Percent of Class Represented
     by Amount in Row (9)                                                 8.88%
--------------------------------------------------------------------------------

(12) Type of Reporting Person                                                BK
     (See Instructions)
--------------------------------------------------------------------------------
                                                                   *as of 2/2/96

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                                                            Page 3 of 5 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                  (Under the Securities Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                    HERITAGE BANCORP, INC.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

                    120 South Centre Street
                    Pottsville, PA  17901

Item 2(a)      Name of Person Filing:
               ---------------------

                    Heritage National Bank

Item 2(b)      Address of Principal Business Office, or if None, Residence:
               -----------------------------------------------------------

                    Heritage National Bank
                    120 South Centre Street
                    Pottsville, PA   17901

Item 2(c)      Citizenship:
               -----------

                    United States

Item 2(d)      Title of Class of Securities:
               ----------------------------

                    Common Stock, Par Value $5.00 per share

Item 2(e)      CUSIP Number:
               -------------

                    603240102

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


               (a)  [ ]  Broker or Dealer registered under Section 15 of the
                         Act.
               (b)  [X]  Bank as defined in Section 3(a)(6) of the Act.
               (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
               (d)  [ ]  Investment Company registered under Section 8 of the
                         Investment Company Act.
               (e)  [ ]  Investment Advisor registered under Section 203 of the
                         Investment Advisers Act of 1940.
               (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         (S)240.13d-1(b)(1)(ii)(F).

SCHEDULE 13G (Continued)                                       Page 4 of 5 Pages


          (g)   [ ]  Parent Holding Company, in accordance with
                     (S)240.13-d(1)(b)(ii)(G).
          (h)   [ ]  Group, in accordance with (S)240.13d(1)(b)(ii)(H).

Item 4    Ownership:
          ---------

          (a)   Amount beneficially owned:                              172,935*

          (b)   Percent of class:                                          8.88%

          (c)   Number of shares as to which person has:

                  (i)   Sole power to vote or
                        to direct the vote:                              146,768

                 (ii)   Shared power to vote
                        or to direct the vote:                            26,167

                (iii)   Sole power to dispose
                        or to direct the
                        disposition of shares:                           146,768

                 (iv)   Shared power to dispose
                        or to direct the
                        disposition of shares:                            26,167

          *as of 2/2/96

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

                N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

                The filing of this Amendment No. 4 is intended to amend the information provided by Heritage National Bank as to the shares of Heritage Bancorp, Inc. common stock held by it.

                Heritage National Bank, a wholly-owned bank subsidiary of Heritage Bancorp, Inc. holds the securities in various fiduciary capacities and in numerous separate accounts. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is -0-.

SCHEDULE 13G (Continued)                                       Page 5 of 5 Pages


Item 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported by the Parent Holding Company:
          -----------------------------------------------------

                    N/A

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

                    N/A

Item 9    Notice of Dissolution of Group:
          ------------------------------

                    N/A

Item 10   Certification:
          -------------

                    N/A



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 1996


                                    HERITAGE NATIONAL BANK



                                    By: /s/ Allen E. Kiefer
                                       ---------------------------------------
                                          Allen E. Kiefer
                                          President and CEO